July 30, 2025

Daniel Moorhead
Chief Financial Officer
ZYNEX INC
9655 Maroon Circle
Englewood, CO 80112

        Re: ZYNEX INC
            10-K/A filed July 24, 2025
            File No. 001-38804
Dear Daniel Moorhead:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services